November 13, 2019

Lisa Nelson
Chief Executive Officer
CBD Life Sciences Inc.
11445 E. Via Linda, Unit 2-496
Scottsdale, AZ 85259

       Re: CBD Life Sciences Inc.
           Amendment No. 3 to Offering Statement on Form 1-A
           Filed October 17, 2019
           File No. 024-11005

Dear Ms. Nelson:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amended Form 1-A filed October 17, 2019

The Offering, page 4

1. Confirm for us the number of shares of common stock authorized following the reverse stock split disclosed on page F-50, the maximum number of shares to be included in the offering, and the number of shares of common stock to be outstanding after the offering.
      Please revise as appropriate for consistency throughout the filing. Notes to the Consolidated Financial Statements June 30, 2019 , page F-8

2. Please revise to include disclosures related to the January 1, 2019 acquisition of LBC
      Bioscience Inc. as required by ASC 805.
 Lisa Nelson
CBD Life Sciences Inc.
November 13, 2019
Page 2
7. Common Stock, page F-14

3. Please revise to disclose the number of restricted shares outstanding related to the LBC
      Bioscience acquisition. Include a description of the restrictions on the shares in your disclosure.
Financial Statements, page F-28

4. Your financial statements for CBD Life Sciences, Inc. for the period ended December 31,
      2018 appear to combine the financial statements of Optium Cyber Systems, Inc. included on page F-39 and those of LBC Bioscience Inc. included on page F-51 as if the acquisition of LBC Bioscience was completed at the beginning of the earliest period presented instead of the January 1, 2019 acquisition date. Please recast these financial statements as pro forma financial information showing the effects of the acquisition as described in Rule 8-
      05 of Regulation S-X. Refer to the requirements of Part F/S, Section
(b)(7)(iv).
Statements of Cash Flow, page F-43

5.    With regard to the cash flow statements:
        The $497,410 of net proceeds from issuance of common stock presented on the statements of cash flow on page F-43 does not appear to be a cash transaction per the amounts reported on the Statements of Stockholders' Equity (Deficit) on page F-42.
        The $1,003,982 reported on page F-43 appears to be a non-cash transaction per page
          F-42 and should not be reflected in the cash flow statement as a cash transaction.
        Also, the $572,645 reported on page F-32 appears to relate to the $225,000 and
          $347,645 non-cash transactions on page F-31 and should not be reflected in the cash flow statement as cash transactions.
        Confirm to us that all transactions described as "net proceeds from issuance of common stock" reported on all the cash flow statements were cash transactions or revise as necessary.
        Any non-cash transactions should be disclosed. Refer to ASC
230-10-50-3.

       You may contact Rolf Sundwall at 202-551-3105 or Lisa Vanjoske at 202-551-3614 if
you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Joe McCann at 202-551-6262 with any other questions.



                                                           Sincerely,
FirstName LastNameLisa Nelson
                                                           Division of
Corporation Finance
Comapany NameCBD Life Sciences Inc.
                                                           Office of Life
Sciences
November 13, 2019 Page 2
cc:       John E. Lux, Esq.
FirstName LastName